SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OmniSky Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68213L103

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68213L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aether Systems, Inc. 52-2186634

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,203,385

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 14,203,385

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,203,385

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.6%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aether OpenSky Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,203,385

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 14,203,385

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,203,385

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.6%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer OmniSky Corporation (the "Issuer")
	(b)	Address of Issuer's Principal Executive Offices The address of the Issuer's principal executive offices is One Market, Steuart Tower, Suite 600, San Francisco, California 94105

Item 2.
	(a)	Name of Person Filing This statement is filed on behalf of Aether Systems, Inc. and its wholly-owned subsidiary, Aether OpenSky Investments LLC.
(b)

Address of Principal Business Office or, if none, Residence
The principal place of business of Aether Systems, Inc. and Aether OpenSky Investments LLC is 11460 Cronridge Drive, Owings Mills, Maryland 21117.

	(c)	Citizenship The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.
	(d)	Title of Class of Securities The title of the securities is common stock, par value $0.001 per share (the "Common Stock").
	(e)	CUSIP Number The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Exchange Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Aether Systems, Inc. Aether OpenSky Investments LLC	14,203,385 14,203,385
	(b)	Percent of class: Aether Systems, Inc. Aether OpenSky Investments LLC	19.6% 19.6%
	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote
Aether OpenSky Investments LLC directly owns 14,203,385 shares of Common Stock.  Aether Systems, Inc., through its ability to control Aether OpenSky Investments LLC, has the sole power to vote or direct the vote of 14,203,385 shares of Common Stock.

		(ii) Shared power to vote or to direct the vote Aether Systems, Inc. Aether OpenSky Investments LLC	0 0
(iii)

Sole power to dispose or to direct the disposition of
Aether OpenSky Investments LLC directly owns 14,203,385 shares of Common Stock.  Aether Systems, Inc., through its ability to control Aether OpenSky Investments LLC, has the sole power to dispose or direct the disposition of 14,203,385 shares of Common Stock.

		(iv) Shared power to dispose or to direct the disposition of Aether Systems, Inc. Aether OpenSky Investments LLC	0 0

Item 5.		Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.		Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Aether Systems, Inc. acquired the 14,203,385 shares of Common Stock through its wholly-owned subsidiary, Aether OpenSky Investments LLC.

Item 8.		Identification and Classification of Members of the Group
Not Applicable

Item 9.		Notice of Dissolution of Group
Not Applicable

Item 10.		Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date

Aether Systems, Inc.

/s/ David C. Reymann
Signature
David C. Reymann/Secretary
Name/Title

Aether OpenSky Investments LLC

/s/ David C. Reymann
Signature

David C. Reymann/Manager
Name/Title